Exhibit 12.1

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Earnings:
Income before equity in earnings (loss) of equity investments	$57,059	$46,722	$90,921	$88,923	$87,510	$108,992	$116,638
Fixed charges	51,426	50,141	101,144	89,417	91,305	104,337	91,420
Distributions from equity investments	12,726	13,702	27,404	27,195	26,651	30,294	18,606
Capitalized interest	—	—	—	(3,057)	(787)	(1,680)	(1,488)
Adjusted Earnings	$121,211	$110,565	$219,469	$202,478	$204,679	$241,943	$225,176

Fixed Charges:
Interest expense (including amortization of note discounts and deferred financing fees)	$51,426	$50,141	$101,144	$86,360	$90,518	$102,657	$89,932
Capitalized interest	—	—	—	3,057	787	1,680	1,488
Total Fixed Charges	$51,426	$50,141	$101,144	$89,417	$91,305	$104,337	$91,420

Ratio of Earnings to Fixed Charges	2.4x	2.2x	2.2x	2.3x	2.2x	2.3x	2.5x